December 1, 2023

Nanobiotix SA
60 rue de Wattingnies
75012 Paris
France

Attention: Bart Van Rhijn

Dear Bart,

Reference is made to the Letter Agreement dated November 19, 2020 between Nanobiotix S.A. ("**THE COMPANY**") and Citibank, N.A. ("**Citibank**"), relating to the appointment of Citibank as the exclusive Depositary for Nanobiotix's publicly-listed and freely traded American Depositary Receipts/Shares ("**ADRs or ADSs**") issued in its ADR Program ("**ADR Program**") (as amended, the "**Letter Agreement**"). Capitalized terms not otherwise defined in this Amendment to the Letter Agreement (this "**Amendment**") shall have the meanings ascribed to them in the Letter Agreement.

In consideration of Citibank's continuing to act as Nanobiotix's exclusive Depositary for the ADR Program, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Citibank and Nanobiotix hereby agree to amend the Letter Agreement as follows:

1) The Term of the Letter Agreement (as defined in clause 4.1) shall be amended and extended for another two (2) years through December 14, 2027.

2) In the **Financial Arrangements** section:

   (a) clause 3.1 will be amended in its entirety as follows:

   "Citibank agrees to waive certain fees and absorb certain costs relating to the Company's ADR Program as set forth on **Attachment A** hereto in an amount equal to US$150,000 per Program Year. For the avoidance of doubt, Citibank will not charge the Company if the waived fees and costs on Attachment A exceeds US$150,000 in any Program Year. Citibank also agrees that it will not charge the Company issuance fees in respect of ADRs issued in connection with the Offering and

in respect to clause 3.9 (the fees and costs described in this clause 3.1 collectively, "**Program Administration Expenses**")."

(b) following clause 3.8, new clause 3.9 shall be added as follows

"3.9. Citibank will waive $0.05 issuance fee in respect of 3,762,923 Restricted ADRs ("RADRs") to be issued on November 13th, 2023."

3) In the **Miscellaneous** section, following clause 9.6, new clauses 9.7, 9.8, 9.9, 9.10 and 9.11 shall be added as follows:

"9.7. Citibank may wish to refer to this transaction for marketing purposes, both internally and externally, without disclosing any confidential or sensitive non-publicly available information. By signing this Letter Agreement, the Company consents to Citibank's use of this information, including company names and logos at its sole discretion.

9.8. The Company shall be liable for any Taxes due to changes in the apportionment of Contributions between U.S. and non-U.S. sources or imposed on the waiver of any fees by Citibank as Depositary, and any information reporting and Tax obligations resulting from such change in apportionment or imposition of such waiver of fees.

9.9. Any repayment of fees, Contributions, Program Administration Expenses, Program Legal Expenses, and/or payment of cancellation fees to Citibank shall be made without the deduction for Taxes. If the Company is required to deduct or withhold Tax, then the Company shall increase the repayment of fees and/or Contributions to Citibank such that the repayment shall equal the full amount Citibank would have received had no such deduction or withholding been required. The Company shall promptly forward to Citibank an official receipt (or a certified copy), or other documentation reasonably acceptable to Citibank, evidencing payment of Taxes to such authorities. If any Taxes are paid by Citibank or any of its affiliates on such fees or Contributions, the Company shall promptly reimburse Citibank for such Taxes.

9.10. Any repayment of Contributions under this Letter Agreement to Citibank shall be treated as a purchase price adjustment. Citibank shall have the right to offset any subsequent Contributions

made available to the Company by repayments that should be made by the Company. The Company may claim refunds for taxes previously withheld from Contributions that are in fact repaid by the Company to Citibank, but not for taxes previously withheld from Contributions that are not repaid by the Company to Citibank but are instead used by Citibank to offset subsequent Contributions made available to the Company."

9.11. For purposes of this Letter Agreement, **"Tax"** shall mean any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including withholding tax, interest, penalties and any additions thereto) that is imposed by any government or any other taxing authority in respect of any payment under this Letter Agreement."

This letter shall be governed by and construed in accordance with the internal laws of the State of New York without reference to conflicts of law principles. Headings contained in the Letter Agreement as modified by this Amendment are for reference purposes only and shall not affect the construction of or be taken into consideration in interpreting the Letter Agreement. The amendments set forth in this letter shall become effective upon the signing of this letter by both parties (the "**Amendment Effective Date**").

Except as otherwise modified herein, all other terms and conditions of the Letter Agreement shall remain unchanged and in full force and effect. Future references to the Letter Agreement shall be deemed to mean the Letter Agreement as modified by this Amendment.

Each party represents that it has full power and authority to enter into and perform this Amendment. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Letter Agreement or any provisions of the Letter Agreement that directly cover or indirectly bear upon matters covered under this Amendment. No amendment or modification to this Amendment shall be valid unless made in writing and executed by each party hereto.

This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement. Facsimile or electronically transmitted signatures may be used in place of original signatures to this Amendment.

[Signature page follows]

These agreed-upon terms shall be valid only if this Letter Agreement is executed and returned to **Marisela Lopez** by **December 8th, 2023.**

Yours faithfully,

Citibank, N.A.

Susanna Ansala

By:[Name] Susanna Ansala

[Title] Director

Depositary Receipt Services

ACCEPTED AND AGREED:

Nanobiotix SA

DocuSigned by:

Bart VAN RHIJN

Signer Name: Bart VAN RHIJN

Signing Reason: I approve this document

Signing Time: 2023-Dec-13 | 4:35:13 PM CET

4D0F745E1A5A1E775A5DECAF6

By:

Name: Bart Van Rhijn

Title: Chief Financial Officer

Date: 2023-Dec-13